Alaska Air Group, Inc.                                                         EXHIBIT 11
Computation of Earnings Per Common Share
(In thousands, except per share)

                                                              1996       1995        1994
PRIMARY -
 Net income                                                $38,063    $17,255     $22,531


Average number of shares outstanding                        14,241     13,471      13,367
Assumed exercise of stock options reduced
 by the number of shares purchased with
 the proceeds from exercise of such options                     97          14          11

 Average shares as adjusted                                 14,338     13,485      13,378


 Primary earnings per common share                           $2.65      $1.28       $1.68


FULLY DILUTED -
 Net income                                                $38,063    $17,255     $22,531
 After tax interest on convertible debt                      8,081      8,952       9,252

 Income applicable to common shares                        $46,144    $26,207     $31,783


 Average number of shares outstanding                       14,241     13,471      13,367
 Assumed exercise of stock options                              97         14          11
 Assumed conversion of 6.5% debentures                       6,151      3,151           0
 Assumed conversion of 7.75% debentures                        361        468         512
 Assumed conversion of 6.875% debentures                     1,608      1,608       1,678
 Assumed conversion of 7.25% notes                               0      2,053       4,030

 Average shares as adjusted                                 22,458     20,765      19,598


 Fully diluted earnings per common share                     $2.05      $1.26       $1.62


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* Anti-dilutive